Exhibit 99.1

GLG Life Tech Corporation * Suite 2168, 1050 West Pender Street, Vancouver, B.C. Canada V6E 3S7 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION RECAPS THE RECENT ANALYST AND INVESTOR TOUR TO CHINA – MAY 2011.

Vancouver, B.C. June 3, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, recently conducted a tour of its key assets, operations and a recent product launch in China of AN0C for Investment Analyst and Investors.

Historically, GLG invites a select group of Analysts and Investors to visit their operations in China to tour the Company’s important assets and operations. The Company was joined this year by four investment analysts that currently cover the Company’s stock and several investors.

The tour began with a visit to Shanghai and the Company’s Head Office for China. Here, the group was part of a comparison sampling of their new line of beverage products. This was an opportunity to witness, first hand, the National launch of a new line of consumer beverage products developed and licensed under the “Dr Zhang” All Natural Zero Calorie (AN0C) brand that began distribution in March of this year. The group conducted in-store checks at large-box chains including Tesco, Carrefour and Walmart, along with numerous C-Stores and smaller independent grocery and corner store operations. To follow-up, the group visited the OEM bottling facility in Suzhou, one of five of their licensed facilities where the company has contracted them to execute the bottling and distribution of these consumer beverage products throughout China.

Later the group toured the Company’s facilities and it’s Chinese Partner’s manufacturing operations. This included a trip to their Runhai primary processing facility in Mingguang where the dried plant is converted to a raw stevia extract. From there the group travelled to their Chinese Partner’s (FXY) Xiaogang facilities where product R & D is conducted and package finished goods are produced. This includes AN0C beverages, table top sweeteners and other food and beverage products. Finally, the group visited the city of Qingdao where they visited the Runhao facility to see the final purification and refinement of stevia compounds that are separated and packed off into GLG’s finished products. These finished products are produced within a pharmaceutical grade clean room environment that is quality control rated to 100,000 degree classification.

The complete trip was photographed and can be viewed in Recent News on our homepage titled: “GLG Analyst and Investor Tour 2011 Photos”.

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 669-2602
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.